UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 23, 2022

LMF ACQUISITION OPPORTUNITIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39927	85-3681132
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1200 West Platt Street, Suite 100 Tampa, Florida	33606
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (813) 222-8996

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, and one Warrant	LMAOU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	LMAO	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LMAOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.

Common Stock Purchase Agreement

On August 23, 2022, LMF Acquisition Opportunities, Inc. (the “Company”) and SeaStar Medical, Inc. (“SeaStar”) entered into a common stock purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with Tumim Stone Capital LLC (“Tumim”), pursuant to which Tumim has committed to purchase, upon the terms and conditions specified in the Purchase Agreement, up to $100 million of the Company’s common stock, $0.0001 par value per share (the “Total Commitment”). The parties’ respective obligations under the Purchase Agreement will not become effective until the closing of the Business Combination (as defined below) and certain amendments and deliverables under the Purchase Agreement are made (the “Purchase Agreement Closing”), all as specified in the Purchase Agreement, except that certain provisions of the Purchase Agreement will become effective immediately as described below.

Under the terms and subject to the conditions of the Purchase Agreement, the Company will have the right, but not the obligation, to sell to Tumim, and Tumim is obligated to purchase, up to $100 million of the Company’s common stock. Such sales of common stock by the Company, if any, will be subject to certain limitations, and may occur from time to time at the Company’s sole discretion, over the period commencing after the date of the consummation of the business combination between the Company, SeaStar, and LMF Merger Sub, Inc., a wholly-owned subsidiary of the Company (the “Business Combination”), pursuant to that certain Agreement and Plan of Merger, dated as of April 21, 2022 (the “Closing Date”), and ending on the first day of the month next following the 24-month anniversary of the Closing Date (the “Termination Date”).

The Company’s right to sell its Common Stock to Tumim, and Tumim’s obligation to purchase such Common Stock, will not become effective until the satisfaction of certain closing conditions as set forth in the Purchase Agreement and the Purchase Agreement Closing occurs. These conditions include, but are not limited to, the closing of the Business Combination, the effectiveness of the registration statement filed with the SEC pursuant to the Registration Rights Agreement (the “Initial Registration Statement”), the filing of a final prospectus relating thereto with the SEC, and other customary closing conditions.

There are no upper limits on the price per share that Tumim must pay for shares of common stock. Actual sales of shares of common stock to Tumim will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Company’s common stock and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its common stock to Tumim. The Company expects that any proceeds received by the Company from such sales to Tumim will be used for working capital and general corporate purposes.

The Company has agreed with Tumim that it will not enter into any “equity line of credit” transactions or “variable rate transactions” with any third party during the term of the Purchase Agreement. Tumim has covenanted not to enter into or effect, in any manner whatsoever, directly or indirectly, any short sales of the Company’s common stock or hedging transaction which establish a net short position with respect to the common stock.

As consideration for Tumim’s irrevocable commitment to purchase shares of the Company’s common stock upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, the Company will pay Tumim a commitment fee of $2.5 million (the “Commitment Fee”). Prior to filing the Initial Registration Statement, the Company will pay the Commitment Fee by issuing shares of its common stock to Tumim (the “Commitment Shares”). The number of Commitment Shares issued will be based on the weighted average trading price of the Company’s common stock prior to the Initial Registration Statement. If the Company terminates the Purchase Agreement prior to issuance of the Commitment Shares, the Company will be required to pay Tumim the Committee Fee in cash.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty except as described below, subject to the survival of certain provisions of the Purchase Agreement and the Registration Rights Agreement. The Purchase Agreement will automatically terminate upon (i) the Termination Date, (ii) the date on which the Investor shall have purchased the Total Commitment, (iii) the date on which the common stock of the Company fails to be listed on the Nasdaq Global Select Market or other eligible trading market under the Purchase Agreement (iv) or the occurrence of bankruptcy proceedings by or against the Company. Tumim may terminate the Purchase Agreement upon (i) the occurrence and continuing existence of a material adverse effect (ii) the occurrence of a change of control transaction, (iii) the failure by the Company to file the Initial Registration Statement by the applicable deadline set forth in the Registration Rights Agreement, (iv) the Company’s failure to cure a breach or default in any material respect of a provision of the Registration Rights Agreement, (v) the suspension of trading of the Company’s common stock for a period of three (3) consecutive trading days or (vi) the Closing Date not occurring before December 1, 2022.

If the Purchase Agreement is terminated by the Company and the Business Combination is consummated, the Commitment Fee will be payable whether or not the Purchase Agreement Closing occurs, provided that the Commitment Fee will be payable in cash if the Purchase Agreement is terminated prior to the Purchase Agreement Closing. This obligation, together with an obligation to reimburse Tumim legal fees relating to the Purchase Agreement, is effective immediately.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements that will be filed with the SEC.

Subscription Agreements

In connection with the Business Combination, the Company has entered into subscription agreements, each dated August 23, 2022 (collectively, the “Subscription Agreements”) with certain third-party investors (the “PIPE Investors”), pursuant to which the Company agreed to issue and sell, and the PIPE Investors agreed to purchase, in private placements to close immediately prior to the Closing Date, an aggregate of 700,000 shares of the Company’s Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), at $10.00 per share, and warrants to purchase up to 700,000 shares of the Class A Common Stock (the “PIPE Warrants”) for an aggregate purchase price of $7,000,000 (the “PIPE Investment”). The PIPE Warrants are exercisable starting on the Closing Date at an exercise price of $11.50 per share of Class A Common Stock. Pursuant to the Subscription Agreements, the Company has agreed to provide registration rights to the PIPE Investors relating to the sale and issuance of the Class A Common Stock and PIPE Warrants. On the Closing Date, the PIPE Investors and the Company shall consummate the PIPE Investment pursuant to and in accordance with the terms of the Subscription Agreements.

The foregoing description of the Subscription Agreements and the PIPE Warrants does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement and PIPE Warrant Agreement that will be filed with the SEC.

This current report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 3.02 Unregistered	Sales of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

The securities being issued pursuant to the Purchase Agreement and Subscription Agreements are being issued and sold by the Company to Tumim and certain third-party investors, respectively, in reliance upon the exemptions from the registration requirements of the Securities Act of 1933 (the “Securities Act”) afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company is relying on this exemption from registration in part on representations made by Tumim and certain third-party investors in the Purchase Agreement and Subscription Agreements, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 24, 2022

LMF ACQUISITION OPPORTUNITIES, INC.

By:	/s/ Richard Russell
Richard Russell Chief Financial Officer, Treasury and Secretary